Annual Notice
Dated May 1, 2026
to Contract Owners of
Individual Retirement Annuity Contracts (“IRA Contracts”) and
Flexible Premium Deferred Annuity Contracts (“FPA Contracts”) issued by
Wilton Reassurance Life Company of New York, formerly known as
The American Life insurance Company of New York, (“Wilton Re of New York”), through its American Separate Account No. 2
This Annual Notice (“Annual Notice”) provides you with an update of changes to your Policy that have occurred since May 1, 2025. In addition, this Annual Notice provides key information about your contract that you should review, including a list of Underlying Funds available under your contract. Please read this Annual Notice carefully and retain it with your contract prospectus for future reference.
The most recent prospectus, dated May 1, 2000, contains more information about the IRA Contracts and FPA Contracts, including their features, benefits, and risks. You can find the prospectuses, statements of additional information and shareholder reports for the Underlying Funds listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account, and other information about the contracts online at mutualofamerica.com/AmericanLifeSA2Funds. You can also obtain this information at no cost by calling 800.574.9267 or by sending an email request to mutualofamerica@dfinsolutions.com.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved these securities or determined that this Annual Notice is accurate or complete. Any representation to the contrary is a criminal offense.
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DEFINITIONS WE USE IN THIS ANNUAL NOTICE
Account Value—The value of a Contract Owner’s Accumulation Units in the Separate Account Funds plus the value of amounts held in the General Account for the Contract Owner. As used in this Prospectus, the term “Account Value” may mean all or any part of your total Account Value.
Accumulation Unit—A measure we use to calculate the value of a Contract Owner’s interest in each of the Separate Account Funds. Each Separate Account Fund has its own Accumulation Unit value.
Contract Owner—The individual to whom we have issued the Contract.
General Account—Assets we own that are not in a separate account, but rather are held as part of our general assets. We sometimes refer to the General Account as the Interest Accumulation Account, because amounts you allocate to the General Account earn interest at a rate that we change from time to time.
Investment Alternatives—Our General Account and the Separate Account Funds. You may allocate your premiums and transfer your Account Value among the Investment Alternatives.
Separate Account—American Separate Account No. 2, a separate account of Wilton Re of New York maintained under the laws of New York State and registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The assets of the Separate Account are set aside and kept separate from our other assets.
Separate Account Fund—A division of the Separate Account which invests its assets exclusively in a corresponding Underlying Fund of the same name.
Underlying Funds—The funds or portfolios that are invested in by the Separate Account Funds.
We, us, our, Wilton Re of New York—Refer to Wilton Reinsurance Life Company of New York.
You, your—Refer to a Contract Owner.
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Important Information You Should Consider About the IRA Contracts and FPA Contracts

	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals	None			Charges You Will Pay
Transaction Charges	There are no charges for other transactions under the Contract.			Charges You Will Pay
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the
specific fees you will pay each year based on the options you have elected.
Charges You Will Pay
	Annual Fee	Minimum	Maximum
	Base Contract IRA Contracts	0.97%[1]	1.07%[1]
	Base Contract FPA Contracts	0.97%[1]	1.07%[1]
	Investment options IRA/FPA Contracts (Underlying Fund fees and expenses)	0.09%[2]	0.64%[2]
1As a percentage of the Separate Account value. [2]As a percentage of the net asset value of the Underlying Fund assets.
Because your Contract is customizable, the choices you make
affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.

	Lowest Annual Cost IRA Contracts: $1,087	Highest Annual Cost IRA Contracts: $1,752
	Lowest Annual Cost FPA Contracts: $1,087	Highest Annual Cost FPA Contracts: $1,752
Assumes:
●Investment of $100,000
●5% annual appreciation
●Least expensive combination
of Contract Classes and
Underlying Fund fees and
expenses
●No optional benefits
●No sales charges
●No additional purchase
payments, transfers or
withdrawals

Assumes:
●Investment of $100,000
●5% annual appreciation
●Most expensive
combination of Contract
Classes, and Underlying
Fund fees and expenses
●No sales charges
●No additional purchase
payments, transfers or
withdrawals

Risks
Risk of Loss	You can lose money by investing in this Contract.			Summary of Information in this Prospectus
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Risks
Not a Short-Term Investment
This Contract is not a short-term investment and is not
appropriate for an investor who needs ready access to cash. In particular:
●Tax deferral is more beneficial to Participants with a long-term investment time horizon.
●Withdrawals are subject to ordinary income tax and may be
subject to tax penalties.
●The Contract is not intended for those who may need to make early or frequent withdrawals or intend to engage in frequent trading in the Underlying Funds.
Summary of Information in this Prospectus Federal Tax Information
Risks Associated with Investment Options
An investment in the Contract is subject to the risk of poor investment performance, and can vary, depending on the
performance of the Underlying Funds. Each investment option
available under the Contract, including the General Account, will have its own unique risks. You should review these Investment
Alternatives before making an investment decision.
Summary of Information in this Prospectus
Insurance Company Risks
An investment in the Contract is subject to the risks related to
Wilton Re of New York, including that any obligations (including under the General Account), guarantees, and benefits of the
Contract are subject to the claims paying ability of Wilton Re of
New York. More information about Wilton Re of New York,
including its financial strength ratings, is available upon request from Wilton Re of New York by calling our toll-free number,
866.313.6211 or by visiting our website at wiltonre.com.
Assumption of Contracts by Mutual of America
Restrictions
Investments
We may remove an Underlying Fund or limit its availability to new
Contributions and/or transfers of Account Balance if we
determine that an Underlying Fund no longer satisfies one or more of our selection criteria.
Funding and Other Changes We May Make
Taxes
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract. Because of the favorable tax treatment provided for all IRAs, there are no additional tax benefit to the IRA Contract.
Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Federal Tax Information
Conflicts of Interest
Investment Professional Compensation	Mutual of America no longer offers the Contract for sale to new investors.	Who May Purchase a Contract and Make Contributions
Exchanges
The Contract is not offered for sale by investment professionals to new investors.
Because the Contracts are no longer sold, you would not be
affected by a scenario in which you are asked to replace an
existing annuity contract you own with a new purchase of these
Contracts. In general, you should be aware that some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. Thus, in
general, you should only exchange your Contract if you
determine, after comparing the features, fees, and risks of both contracts, that it is preferable for you to purchase the new contract rather than continue to own the existing Contract.
Who May Purchase a Contract and Make Contributions
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Appendix: Underlying Funds Available as Investment Options under the IRA Contracts and FPA Contracts
The following is a list of Underlying Funds available under the Contracts. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and are available on our website, mutualofamerica.com/AmericanLifeSA2Funds. You can also request this information at no cost by calling 800.574.9267 or by sending an email request to mutualofamerica@dfinsolutions.com.
The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks capital growth	LVIP American Century Capital Appreciation Fund Adviser: Lincoln Financial Investments Corporation SubAdviser: American Century Investment Management, Inc.	0.57%	6.95%	5.49%		12.13%
Fixed Income Fund Seeks to provide as high a level of current income as is consistent with the preservation of capital	American Funds Insurance Series – The Bond Fund of America (Class 1) Adviser: Capital Research and Management Company	0.22%	7.40%	0.10%	2.61%
Balanced Fund Seeks to achieve competitive total return through actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity	Calvert VP SRI Balanced Portfolio Adviser: Calvert Research and Management	0.64%	11.48%	8.68%	9.81%
Equity Fund Seeks to achieve long-term capital appreciation	Dimensional VA U.S. Targeted Value Portfolio Adviser: Dimensional Fund Advisors LP	0.29%	8.95%	13.60%	11.00%
Equity Fund Seeks to provide long-term growth of capital	DWS Capital Growth VIP Adviser: DWS Investment Management Americas, Inc.	0.49%	12.53%	10.92%	15.29%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks investment results that correspond to the total return of common stocks publicly traded in the United States , as represented by the S&P 500® Index	Fidelity VIP Index 500 (Initial Class) Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.09%	17.78%	14.31%	14.70%
Equity Fund Seeks long-term capital appreciation	Fidelity VIP Contrafund® Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.54%	21.52%	15.37%	15.78%
Equity Fund Seeks reasonable income and will also consider potential for capital appreciation. Fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index	Fidelity VIP Equity-Income Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.46%	19.02%	12.51%	11.60%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Balanced Fund Seeks to obtain high total return with reduced risk over the long term by allocating Fund assets among stocks, bonds, and short-term instruments	Fidelity VIP Asset Manager Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.51%	14.98%	5.67%	7.13%
Fixed Income Fund Seeks to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments	Goldman Sachs VIT Government Money Market Fund (Institutional) Adviser: Goldman Sachs Asset Management, L.P.	0.43%	4.20%	3.18%	1.73%
Equity Fund Seeks to provide long-term capital appreciation	Vanguard Variable Insurance Fund International Portfolio® Advisers: Baillie Gifford Overseas Ltd. And Schroder Investment Management North America Inc.	0.32%	19.97%	0.62%	10.48%
Balanced Fund Seeks to provide long-term capital appreciation and reasonable current income	Vanguard Variable Insurance Funds – Balanced Portfolio Adviser: Wellington Management Company LLC	0.20%	16.46%	9.29%	10.03%
Equity Fund Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks	Vanguard Variable Insurance Funds – Mid-Cap Index Portfolio Adviser: The Vanguard Group, Inc.	0.17%	11.54%	8.46%	10.77%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks to provide long-term capital appreciation	Vanguard Variable Insurance Funds - Small Company Growth Portfolio Adviser: The Vanguard Group, Inc. and ArrowMark Colorado Holdings LLC	0.29%	6.11%	3.81%	9.61%
Fixed Income Fund Seeks to provide current income while maintaining limited price volatility	Vanguard Variable Insurance Funds - Short-Term Investment-Grade Portfolio Adviser: The Vanguard Group, Inc.	0.14%	6.85%	2.23%	2.81%
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Since Inception date September 22, 2017.

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the contracts, dated May 1, 2000, contains more information about the contracts. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

EDGAR Contract Identifier C000025778